Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
Commission File No.: 001-08660
Attached are transcripts of presentation by The Toronto-Dominion Bank and TD Banknorth Inc. at the 2005 Scotia Capital Financials Summit on September 13, 2005.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

2005 Scotia Capital Financials Summit
TRANSCRIPT OF DAN MARINANGELI’S PRESENTATION
AT 2005 SCOTIA CAPITAL FINANCIALS SUMMIT
TUESDAY SEPTEMBER 13, 2005
(CHECK AGAINST DELIVERY)
DISCLAIMER

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FORWARD-LOOKING INFORMATION

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank’s businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

CORPORATE PARTICIPANTS

Dan Marinangeli	EVP & CFO, TD Bank Financial Group
PRESENTATION

Kevin Choquette	Analyst and Managing Director, Scotia Capital
Good afternoon and I know that was a very short lunch break but we’re just going to try to keep on schedule here.
Our first presenter this afternoon from TD Bank Financial Group is Dan Marinangeli, executive vice president and chief financial officer. Dan joined the bank in 1987 and in 1995 was appointed Senior Vice President, Finance Division and to his current role in 1999. TD Bank has increased its common dividend 100% since the beginning of 2000 with the bank being the most active of the Canadian banks in terms of acquisitions, with Banknorth, Hudson United and Ameritrade.
Dan?

Dan Marinangeli	EVP & CFO, TD Bank Financial Group
Slides — 1& 2
Thanks, Kevin. It’s great to be here. Forward-looking statements, obviously, if there are any, disregard them.
Slide — 3
I’d like to say three things today, if I can, and get three things across to you. The first point I’d like to make is basically describe our strategy for building a better bank, then describe in more detail our four businesses and how the four businesses tie into our basic strategies, and finally give you some indication, a sense of why we think TD is a different bank from our peer group.
Slide 4
Our basic strategies in the bank are all geared towards lessening the barriers to a premium P/E multiple. The TD trades at about 12.5 times next year’s consensus cash earnings. That’s well under the average for the TSX, of course, and it’s not a particular premium to the other Canadian banks either. We think we need to address four issues to reduce this discount.
The first issue is we need to outperform the market vis-a-vis earnings growth. We have to do that with a lower risk profile. And third issue is we need to redeploy our capital, earning a satisfactory return. I think we’ve done a reasonable job of that. And the fourth factor is really a rele-factor , we have to have the confidence of our investors and we need to be consistent, we need to do what we say we’re going to do. And it’s been the policy of the bank for several years now to be very transparent and open with investors and basically follow through on what we say we’re going to do.
I think we’ve done fairly well in points number one and two. I think we still have a challenge in following through on point number three, the redeployment of our capital. I think we’ve made some initial strides there, but obviously the game continues and we’ll be judged on how well we do over the next several years.
Slide 5
So, in terms of growth, looking at our segment performance we’ve experienced exceptional results in our personal and commercial bank. Results so far this year are up 18% and it now represents 61% of the total earnings of the bank. We’ve got solid results in wealth, especially solid results in Canada for wealth.

TD Banknorth is a new segment starting this year and year to date we’ve seen slight declines in our wholesale business for reasons that I’ll talk about later in the presentation.
Slide 6
So this is translated into, at the consolidated level, some pretty strong results. We have so far year to date earnings of $3.08. That’s up 8% over the same period last year and you’ll recall that last year was an exceptional year for the bank where our earnings were up 26% over the previous year. We haven’t had any significant impact in these results of PCL reversals, which are, for the most part, excluded from our core cash earnings.
We’ve said that we felt that we could grow earnings per share in the range of 7 to 10% this year. In order to do this we need to get earnings growth from our largest business, TD Canada Trust, by about 10% or better and we need wealth to grow in excess of 10% because we don’t see TD Securities, our wholesale business, growing at 10% in the future. And I’d say so far we’re on track.
Slide 7
We’re quite pleased with our performance recently, especially how it compares to our peer group where on a year to date basis we’ve now outperformed the peer group by about 16 percentage points since 2003. But earnings growth needs to be compared to the level of risk that any bank takes to get these earnings number and in this regard we’ve done even better.
Slide 8
We continue to outperform our peers in return on risk-weighted assets and we’re doing this despite the very benign credit environment facing our industry. This environment probably isn’t going to stay this way forever. You have to wonder if all the banks are earning enough in their lending businesses over a total credit cycle to get the kind of returns that are required.
Slide 9
Higher returns on risk-weighted assets implies our capital is growing very rapidly. In fact, that is the case and in TD’s case we’re currently generating about $1.5 billion a year in capital for reinvestment. We’ve been doing a fair amount of reinvestment recently. We estimate that the pro forma tangible common equity ratio at the end of our third quarter, including the announced deal with Ameritrade and Hudson United, would be about 7.6%.
Slide 10 & 11
So, looking at our four businesses, how have they performed and what are their strategies? We have four very solid growing businesses. The first one I’ll talk about is the personal and commercial banking business in Canada, also known as TD Canada Trust. It’s been a tremendous story for us, both in terms of earnings growth and the generator of economic capital for the bank. In fact, this is where the majority of the excess capital that the bank has generated has come from.
Slide 12
And how have we been doing it and what are the strategies that have worked so well in TD Canada Trust? Well, we have basically tremendous market share in personal banking in Canada, about a 21% market share across most personal products in Canada, higher in some, slightly lower than others. But that’s not across the board, so we have some businesses where our market share for historical reasons are well under that 20 to 21%. Examples would include credit cards, small business and commercial banking, the insurance business as well. Despite the fact that we do very well in Meloche Monnex and we’ve seen exceptional growth in that business, we still only have single digit market share in the P&C insurance business in Canada.
So what we need to do is we need to use the strengths in our personal banking businesses to improve the market share and growth potential to those businesses where we’re underrepresented. We’re using our strengths to grow our weaker businesses. And we need to do that in order to grow faster than the market because we have got a fairly mature market in Canada but you need to grow faster in certain businesses if you’re to outperform that market.
Secondly, we feel very strongly that we need to continually reinvest in our systems and processes in TD Canada Trust in order to produce cost savings two or three years out. So in TD Canada Trust, IT spend is a goal, not a way to reduce expenses. There is never any pressure on our retail banking staff to reduce IT spend in order to shave 0.5 point off the efficiency ratio. What we do is we want to redeploy, reinvest the savings that we’ve had from previous initiatives into new initiatives so that two or three years from now we will be able to reap the cost reduction benefits in that way.
And finally, over time we need to continually invest in our growth businesses. A good example of this is Meloche Monnex. We’ve done a few very small tuck-in purchases in Meloche Monnex, which over time have greatly enhanced the Meloche Monnex growth platform.
Slide 13
One of the great stories of the retail bank is that despite the fact that margins have declined since 2002 fairly substantially across the whole system, we’ve been able to continually improve our efficiency ratio. And that’s a very difficult thing to do when your top line revenue is being constrained by margin declines. Our efficiency ratio so far this year, 56.4%. Although banks don’t all report their business now on a consistent basis, we think that that is the best efficiency ratio for retail banking in Canada. We’re the low cost producer and that’s the place where you think — where we think we really need to be given the maturity of the Canadian business.
Slide 14
We’re also starting to get some traction in a few of our underrepresented businesses that I mentioned before. So in small business and commercial banking, for instance, we’ve seen over the past year, nine months year to date, we see business loans and deposits growing by about 9% on a year over year basis. This is after several years of very static balances in our small business and commercial banking businesses.
Likewise, on the insurance front you can see that our revenue net of claims in our insurance businesses, being Meloche Monnex and our life insurance businesses, on a year to date ‘05 basis are up about 47% over the previous year. We’re seeing solid momentum in some of these underrepresented businesses, especially in the small business and commercial banking business. I would say that in the insurance businesses what we’re seeing is a — very likely to be a plateauing of the growth rate over the next several periods. We can’t continue to grow at 47% for very much longer, but are expecting insurance revenues to grow in the 10 to 15% range over the next foreseeable future.
Slide 15
So how does this compare to our peer group in terms of profitability in the personal commercial bank? It compares quite well, of course. On a basis in 2002 to 2004, i.e. the two-year growth of our P&C bank, we’re up 34% versus the peer group of 15%, more than doubling our peer group.
On a year to date basis, three quarters ‘05 versus three quarters ‘04, we’re up 18% compared to the 13% peer group number. This is, we think, a substantial out-performance in what is supposed to be a very mature well bank business.
Slide 16
Moving on to our wealth management story, we think there’s a pretty good story on this front as well. The strategy here again, same as in retail banking, use our strengths to address our weaknesses.
And, as you know, because the TD Bank did not buy a full service brokerage in the late ‘80s like the other banks, we have had a very significant under-representation in the full service brokerage business. And despite the fact that we have a very strong discount brokerage business, we’ve been underrepresented in some other facets of the wealth business in Canada.

So what we need to do is invest on the advice side, as we said on many occasions, and, in fact, we’ve been successful at this in the last nine months. The non-discount portion of this business in Canada has grown by 32% in the nine months year to date over the same period last year. The key is to use our very strong distribution channels in Canada and to continue building on our investment advisor and financial planner networks.
And we’ve — we started 2005 with 364 planners. We had planned to build that by 100 during the year and we’re on track to do that. On the investment advisor front we started at 414 and we had planned to add 50 and we’re on track to add 50 for the year. So we’re on track to get to our planned numbers by the end of this fiscal year.
Slide 17
One of our extreme strengths in the wealth management business, of course, is our retail mutual fund business. This has performed exceptionally well and really has been built on exceptional performance over the last several years. You can see in this chart that our Morningstar 4 & 5 star rated accounts are higher than the industry and likewise our 1 & 2 star rated funds are well under what the industry has as a norm. So we’re performing better than the industry.
And because of that, to a large extent because of that, in our very strong distribution network we are the number two retail fund, retail mutual fund complex sales firm at $3.8 billion so far this fiscal year. We’ve been gaining market share, extensive market share, both in the banking part of the fund business and in the total industry part of the fund business. It’s clear that — effective distribution is clearly becoming to the fore here and the banks, of course, are doing very well as a result and we are one of the biggest beneficiaries of that trend.
Slide 18
So all in, we’ve seen tremendous growth in our wealth management business with a very strong non-discount component. On the discount side the big story, of course, is our announced pending Ameritrade deal. We announced that in late June. I won’t say a lot about Ameritrade or Banknorth now because both of those companies are on the agenda, Banknorth right after me today and Ameritrade tomorrow.
Slide 19
But if you wanted to look at the impact that Ameritrade could have on the profitability of our wealth businesses, if you assume that our domestic wealth business, including TD Waterhouse Canada, were to continue at the same pace as we have for the first three quarters of this year, and that would include TD Waterhouse Canada, continue at that pace in ‘06 and ‘07 and if you were to also make the same assumption with TD Waterhouse U.S. and Ameritrade going into the combined entity of TD Ameritrade, i.e. the last nine months would be annualized and the same results would be achieved in ‘06 and ‘07. If you then layered in the synergies that we’ve modeled and disclosed at the analysts meeting in June and any funding costs associated with the deal, you can see a fairly significant impact in terms of profitability on our wealth business in total.
Slide 20
So moving on to the wholesale banking business in TD Bank Financial Group, this has been a success story as well but for different reasons. It certainly hasn’t been a success story from an earnings growth perspective. You can see that net income has been relatively flat over the last three years if you include the nine months year to date number for this year. But it’s been hugely successful from a risk reduction perspective.
I have a slide in a few minutes on the risk of TD Securities. You’ll see that it’s greatly reduced over this period. That results in less capital being used and despite the fact that earnings haven’t grown very much over the last few years, our return on invested capital is very satisfactory, approaching 20% in ‘03 and exceeding 20% in both ‘04 and year to date ‘05. And the fact that we use return on invested capital and economic profit as a prime metric in the securities industry I think is quite unusual for that industry, as most of you may know, in fact.
Slide 21
So we’ve developed a different strategy for TD Securities. It operates within a fairly modest capital allocation. It’s currently at $2.6 billion, so the risks that they take are commensurate with the allocation of capital and greatly reduced from previous periods. As I mentioned, the key metric is return on invested capital54 economic profit, so that tends to align the goals and desires of our senior management team in TD Securities with that of the TD Bank and shareholder group. And I don’t think that is all that common in the industry.
Consistent with this strategy we continue to focus TD Securities in Canada. We announced in the second quarter that we would be restructuring our structured products business that is outside of Canada and we continue to look at ways to reduce the riskiness of TD Securities generally through retrenching to Canada and generally through reducing the capital usage in those marginal businesses that don’t return a satisfactory return on invested capital.
Slide 22
One of our prime domestic focuses in the last several years is to improve our institutional equities business and you can see that based on the stock — the block trade percentage of market share, we’ve moved from number five in 2002 up to number one with a 16.2% market share year to date in ‘05. Again, great success here.
What we’ve had in the past in TD Securities is a very strong fixed income business, as you probably know, and what we’ve attempted to do here is match it in Canada with a strong equities business as well. I think it’d be fair to say, though, that with a fairly strong equities and fixed income business, we still lag the industry in terms of investment banking and historically we’ve lacked the diversified deep franchise that the other security firms have in Canada. And so what we’re doing is we’re focusing our effort in Canada and attempting to again bring the resources back where we think we can have a significant impact in Canada.
Slide 23
Evidence of the reduction in risk can be seen on the next slide and you can see that in 2002 we had average invested capital of 4.2 billion and that’s now down to an average in Q3 of $2.6 billion, a significant reduction in capital used, and with a commensurate reduction in the risk-weighted assets used in TD Securities, 62 billion total in 2002 down to only $32 billion currently.
A number of factors went into play in terms of risk reduction obviously. The non-core credit portfolio, corporate lending portfolio, the rundown of that portfolio, which was very successful, reduced both capital used and risk-weighted assets. As well, the focus on our trading businesses and developing more sophisticated models within the market risk category has also reduced significantly the risk-weighted assets used in that business.
Slide 24
Just a few words on TD Banknorth. From TD’s perspective, as Peter Verrill is going to be saying a few words about TD Banknorth in a few minutes, but we’re quite pleased with the way TD Banknorth has performed so far. Again, it’s very early days. We’ve had effectively one full quarter and a part quarter of their results included in our consolidated results. Banknorth was a significant strategic move for the TD Bank. I shouldn’t have to say that; most of you know that’s true. What it does is it gives us scope for the redeployment of capital in future periods and to get higher growth in earnings within our peer group in Canada.
The pending acquisition of Hudson United proves that we can indeed expand the footprint of TD Banknorth out of its traditional geography. And the fact that we have strong local management onsite for

Banknorth makes this a doable strategy. Without local management you wouldn’t be able to expand the local footprint to the degree that we have in a short period of time in Banknorth.
Slide 25
In terms of TD Ameritrade, again TD Ameritrade is presenting tomorrow, but the new TD Ameritrade will be an exceptionally strong competitor in its industry, very well positioned. It’ll be the largest discount broker by trades per day in the industry. It’ll be well placed to participate in future consolidation in this industry and it now appears that the TD and Ameritrade deals that we announced in June has probably been a spark or an incentive for other firms to participate in consolidation, as we saw with Harris Direct.
This will take the TD brand across America. This will be a very large business. It’ll have a very high profile in the U.S. Coupled with our brand of TD Banknorth in the northeast, the TD Ameritrade brand, which we’ll be able to spend significant amounts of money on media purchases, TD will become a much more known brand name in the U.S. It also fits very well with our overall strategy.
We like our business — we like our businesses to be of critical mass. We like our businesses to be competitive, we like them to be able to stand on their own and survive. TD Ameritrade will certainly meet that criteria. This will be a very, very strong competitor in its space. And very strong businesses in individual geographies and individual businesses should result in stronger P/E for the consolidated bank stock here back in Canada.
So, as you look at this pie chart, you can see that our earning stream will be more diversified once we close the Ameritrade deal. Ameritrade will — TD Ameritrade will represent about 8% of the cash earnings of the bank once all the synergies are realized, Banknorth, about 9%, again when all synergies are realized with Hudson United. TD Waterhouse in the Canadian wealth business, the fund business and the full service business, will represent about 11% of our total profitability and our wholesale business at 19%, slightly under 20%, with a balance, a very significant 53%, representing TD Canada Trust in Canada.
Slide 26 & 27
So, when you get down to the end of it, why is TD Bank different than our peer group? What differentiates us from the other four major banks in Canada? Well, I hope I’ve described the lower risk profile that the TD Bank has. That’s been a conscious decision on our part. I think it’s fair to say that we kind of got a few hints along the way as to what we should do in that regard. 2002 may have been an example of learning through necessity, but once we did learn we have applied those strategies extensively.
We do have faster organic growth than our peer group. We don’t view Canada really as a slow growth franchise given the fact that we have certain under-penetrated businesses. The TD Canada Trust merger produced some anomalies in the market shares of our various businesses and it’s our task and our strategy to exploit those anomalies using our strengths to deal with our weaknesses.
We have an incredible focus on capital management and optimizing invested capital. I think this is clearly a differentiating factor between this bank and others. We recognize that this isn’t really a strategic game we’re playing. Strategies are pretty simple. I think you can read about strategies in the global mail almost any day. What you have to be able to do is apply those strategies, put them into place, and execute those strategies in a way that creates shareholder wealth. So far I think we’re on track. We have a long way to go.
And lastly, I think the TD Bank has by far the strongest U.S. growth platform of any of the major banks, in fact, two significant players, TD Banknorth, which is a dominant player in its region, and TD Ameritrade, which will be a very strong competitor across the whole U.S. market.
Slide 28
We have some other materials, which if I flipped to this slide already, I apologize for not plugging it sooner. We also have some pending securities filings and so I ask you to read this slide, please.

And now, Kevin, we’re open for questions.
QUESTION AND ANSWER

Kevin Choquette - Analyst and Managing Director, Scotia Capital
Dan, TD has been a leader on the Canadian banks and taking parts of itself public in order to achieve higher valuations and strategic benefits associated. With that I’m thinking, of course, of Waterhouse. It was private, public, private and it will be public again when it’s blended into Ameritrade and Banknorth, of course. But it seems to me that TD should be the first of the big banks to carve out part of itself as an income trust. Can you please talk about your thoughts in that regard, in particular in Canadian wealth management operations and perhaps even TD Canada Trust?

Dan Marinangeli - EVP & CFO, TD Bank Financial Group
I think there are considerable impediments to creating an income trust that are parts of the bank. To be honest, we haven’t spent a lot of time thinking about how we might achieve what you’ve suggested. There are considerable regulatory questions. The Canadian banks are, as you know, are creatures of the Canadian Bank Act, which anticipates a corporate form at the consolidated level certainly. So I think the whole bank doing an income trust would be not on the table.
Components of the bank would lend itself to an income trust in that they would have fairly stable cash flows I think. We have no plans for doing that and I would be quite surprised if any plans are hatched in the short term.
The real solution, of course, is very simple here. The finance department, the Canadian government should fix the double taxation of dividends. And that would be very positive from a corporate Canada perspective, exceptionally positive from the Canadian bank perspective.
And, in fact, I would submit that fixing that problem with the current tax rules would be more positive to the bank as a whole than spinning off a part of its business in a trust form, which would always be, to be honest, would be open to future tax law change and restructurings required therefore and it would be, in some respects, perhaps the last straw in terms of fixing the current trust rules. I’m not sure that it would be very wise for the banks to get in the middle of that.

Kevin Choquette - Analyst and Managing Director, Scotia Capital
Other questions? Keith?

Unidentified Audience Member
Thank you. Dan, can you bring us up to speed where you’re going to be on the unsecured lending platform and how that’s going to roll out and the timeframe for that plus any comments on what you’ve been doing in your credit card market share? You guys have been very aggressive marketers. Are you seeing any increases of market share there or where that stands?

Dan Marinangeli - EVP & CFO, TD Bank Financial Group
Okay, the first question, Keith, you’re wondering about our laser development. We’ve been developing an unsecured lending platform now for several years. We have parts of it in place. It rolls in over the next nine months or so. We’ll have it all in place by the middle of next year. I would say that at this stage we’re cautious about the impact that might have on market share or ability to grow that business. We have seen no appreciable growth in those unsecured balances. We have not gained market share. You can see by looking at the PCL numbers that we’ve recorded that we have not blown up PCL numbers as a result of expanding that business. It is our desire to expand that business, but we’re going very slow and we’re going to be very careful that we don’t destroy value here by expanding too fast.
It’s clear that the unsecured personal lending business in Canada hasn’t been, over an extended period of time, a creator of economic profit and you go back in a historical sense, it generally has been an under-priced product in Canada. And so we’re looking at ways to make it an economic profit creator at the same time as expanding our volumes and market share and we really want to go slow on that.
In terms of our credit card business, I would say that we’re not expanding market share to a significant extent and that we’re growing volumes in single digits, whereas some of our competitors are doing double digits. So again, the unsecured platform that we need to expand that business is the same ones I’m talking about. So I would say that we’re being slow and careful on both fronts.

Kevin Choquette - Analyst and Managing Director, Scotia Capital
Questions? Dan, how would you recap your return expectations on a longer-term basis with respective Banknorth and Ameritrade?

Dan Marinangeli - EVP & CFO, TD Bank Financial Group
The Banknorth ROIC for the first full quarter, Kevin, as you know, was about 5.5%. When we did the deal we were looking at slightly higher ROICs than that the initial period, only 50 basis points higher, 6% was the expectation. So we’re pretty well there in the first quarter, close, and we hope to be there for the full year. So I’d say that Banknorth has met our expectations. It’s certainly met our expectations in finding a good deal to do. It’s those follow-on deals that improve ROIC, so in fact if anything, we’re probably a little bit ahead of schedule in terms of getting that next deal done. So we’re happy with Banknorth.
Ameritrade, it’s early to say and it’s difficult for us to actually figure out what the actual ROIC is for Ameritrade because we’re taking an asset that we’ve built up over a number of years. We had taken significant amounts of capital out of that business over this period and, in fact, if you were to go back and look at all the money we spent on TD Waterhouse in the U.S., deduct all the money we made on the IPO and selling parts of that business off, like the night trading shares that they had back in the ‘90s, you’re hard pressed to find any invested capital. So we will be investing some more cash and buying up to the 39.9%. The return on that capital will be very, very strong. So it can’t help but be a winner.

Unidentified Audience Member
Given your interest obviously in investing more along the Banknorth route, does this mean that you’ll likely be as active in the buyback of your shares? And can you just discuss a bit of the tradeoff that you see and the rate return that you can get from a buyback of your shares versus the rates of return on a shorter-term or longer-term basis that you see in acquisitions?

Dan Marinangeli - EVP & CFO, TD Bank Financial Group
Okay. In fact, we’re not very active in buying our shares back at all. We haven’t been active in buying our shares back for, oh, a couple of years I think. And even at that point we were only buying shares back as a result of dilution on the option plans. The TD Bank has not been an active buyer of its own shares for quite some time.
We feel that the best way to create shareholder wealth in owning TD Bank shares is to earn a return on our invested capital in excess of the equity cost of capital that we have. By definition, you can’t buy your shares back and do that. We think that we can invest in places like Banknorth or TD Ameritrade where we can earn the cost of equity at the bank. And it’s longer term, perhaps, in the case of Banknorth at 6% or 5.5%. It’s not the equity cost of capital of our retail businesses. We think it’s more like 9%, so we’ll need to build up that level over the next year or two.
We feel that it’s the redeployment of capital that we’re paid to do and it’s finding opportunities to redeploy that capital or raise the return in excess of the equity cost of capital. That’s our job. That’s our number one job. That’s what we intend to do. If it ever gets to the point where there’s some environmental reason why there is just nothing to invest in, period, across the whole spectrum of possibilities, then we would certainly look back at buying our shares. But it’s hard to imagine that buying your shares back is the only or the best always possible use of your capital, in my view, my personal view.

Kevin Choquette - Analyst and Managing Director, Scotia Capital
Okay, on that note I’d like to thank Dan for his presentation.

Dan Marinangeli - EVP & CFO, TD Bank Financial Group
Thanks, Kevin.

2005 Scotia Capital Financials Summit
TRANSCRIPT OF PETER VERRILL AND
STEVE BOYLE’S PRESENTATION
AT 2005 SCOTIA CAPITAL FINANCIALS SUMMIT
TUESDAY SEPTEMBER 13, 2005
(CHECK AGAINST DELIVERY)
DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TD BANKNORTH’S AND THE TORONTO-DOMINION BANK’S (“TD”) CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND TD BANKNORTH’S AND TD’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
CORPORATE PARTICIPANTS

Peter Verrill	Senior Executive VP & COO, TD Banknorth
Steve Boyle	EVP & CFO, TD Banknorth
PRESENTATION

Kevin Choquette	Analyst and Managing Director, Scotia Capital
We are delighted to have TD Banknorth present for the first time at the conference. Joining us today from TD Banknorth is Peter Verrill, Senior Executive Vice President, and Chief Operating Officer, as well as Stephen Boyle, TD Banknorth’s Chief Financial Officer. Peter has been with the bank and its predecessor banks for the past 25 years, and in his current role since 1996. Stephen has been with the bank about nine years and in his current role since October 2003. Peter?

Peter Verrill — Senior Executive VP & COO, TD Banknorth
Slide 1&2
Thank you very much. I may need some help on the IT side here, but eventually we will get to the next slide. Before I do get started, I did want to tell you my first goal is not to try to contradict anything that Dan may have said earlier in his presentation, so I’ll try to be good about that. And then secondly, I’d like to also perhaps anticipate a question that may come up, and that is how is the relationship between TD and TD Banknorth going, and actually, it’s going extremely well. They’ve done everything they said they were going to do. I only hope that as we teach TD to do their banking the way the Americans do that they’ll catch on a little bit faster than they have, but we will keep working on that.
Yes, this is the forward financial information slide that you can read at your leisure.
What I’d like to do is I’d like to talk a little bit about TD Banknorth today, who we are and what our strategies are, and then I’ll ask Stephen Boyle to come up to talk more specifically about the Hudson United transaction, which is the transaction that Dan alluded to earlier.
Slide 3&4
TD Banknorth is headquartered in Portland Maine. We are the result of consolidation of several banks over the last several years. In fact, about 25 banks over the last 15 years, in northern New England primarily, and stretching down into Massachusetts and Connecticut. We are approximately 55% owned by TD Financial Group. It was just about six months ago today that TD did acquire a majority interest in TD Banknorth. We are about $32 billion in asset size, as of June 30th, and on a pro forma basis with Hudson United we will be about $40 billion in size, and that will put us in the top 25, near the top 20, nationally in terms of asset size for commercial banks.
We service more than 1.3 million households throughout New England, and a small franchise in upstate New York, with over 7800 employees.
About 15 years ago when we began our diversification strategy and acquisition strategy, we determined that we needed to broaden the base. We had just come out really of the recession in the early 1990s, and knew that in order to be successful we had to diversify geographically as well as balance sheet. And as a result of that, I think today we have a fairly diversified both loan and deposit base, with an emphasis on retail and commercial banking along with some fee businesses, such as wealth management and insurance.
We operate a community banking model, which I’ll describe a little bit more detail in a few moments, which has been very successful for us, and one that we think we can continue to utilize in a model going forth as it is one that we don’t believe is constrained by asset size.
And in terms of poised for growth, our past growth has really come from acquisitions, and although we have been able to grow — move into higher growth areas such as Massachusetts and Connecticut, it’s difficult. We oftentimes get asked “what’s the difference between organic growth and acquisition growth,” but the way our model works is that once we acquire a company we fully integrate that company as quickly as possible into our own company and therefore it’s difficult and it’s perhaps not worth the effort to try to distinguish between organic and acquisition growth. We really look at acquisition growth as a core part of our business and we believe with the affiliation and partnership with TD that we are poised for additional growth.
Slide 4
Here is a picture of our franchise and Steve will show you a pro forma picture with Hudson United, but you can see that we’re located primarily in the New England, with a franchise along the Eastern Shore of New York State, up in New York State. We have around 400 branches. We have 30 wealth management offices throughout the footprint, as well as 71 Banknorth investment offices and 27 insurance groups. The insurance business is something that’s fairly new to the Company. We bought our first insurance agency in 1998, and our strategy there is to try to build that franchise within the banking footprint. So as we expand our banking footprint we will look for opportunities to expand our insurance agency business as well, and it’s not underwriting, it’s insurance agency commission base.
Slide 5
Community banking model. I think that’s one of the areas that we distinguish ourselves from our competitors, and by definition what we mean by community banking really is the empowerment that we give to our people out in the field to make local decisions.
The way we are structured is that we have a bank President in each region, which is primarily by state. That bank President has a Chief Lending Officer, as well as a Chief Retail Officer reporting to him or her, and they are indeed empowered to make all local decisions that impact the customers. When a customer comes into get a loan or to do business, the person there doesn’t have to say, “Well, I have to call up Portland, Maine got in to find out the answer,” they can make those decisions right there. That’s not to say that we don’t have a very strong corporate wide risk management infrastructure because we do, but we do allow and require people out in the field to make those decisions. That provides quick decision-making ability, and allows us to react very quickly to the customer needs.
We also believe that it allows us to deliver a more superior service to our customers. We are able to react to those customers. Our people are not only encouraged to make decisions out in the communities, but we’ll so encourage those people to be very active community members. Many of our loan offices and retail people are very active in local community affairs, whether it’s a nonprofit organization, education or whatever, we provide time off for them to participate in the communities that they are involved in, so that they’ll know what the needs of the customers are.
There community banking model targets essentially the small and midmarket commercial base as well as the retail base. We don’t go after the Fortune 500 type of companies, which a Bank of America perhaps might be doing. That has allowed us to be, I think, very successful with the community banking model. Our Chief competitors are the Citizen Banks of the world, the Sovereign Banks of the world, and the local community banks, not really the Bank of Americas or the J.P. Morgans.
We are focused on growing core deposits, checking accounts, from which hopefully we will be able to cross sell additional services either banking or non-banking such as insurance.
Slide 6
In terms of our performance over the last several years, we believe that we’ve been able to deliver consistently strong performance. I’ll show you some graphs in a few moments that will I think outline that, but on an overall basis, we’ve been able to show in excess of 10 years of operating earnings per share growth. Our profitability has been relatively strong for a community banking model. First six months of this year 29% cash ROE, and a 51% cash efficiency ratio as of June 30th.
Slide 7
We’ve been able to revive consistent and strong core loan and deposit growth, and again, I’ll show you some graphs in a moment to back that up. Our strategy has been to try to build up our fee income areas in low risk type of fee income. We are quite conservative in terms of the types of businesses we want to enter. That may not always generate the highest return, but I think overall in the long-term it’s going to provide the most consistent strong returns.
And superior asset quality. Most of the people at our company have been there a longtime. I’ve been there 28 years, and we all went through the recession of 1990, 1991, and we know the mistakes that were made then and we know what it takes to correct those mistakes. There’s a lot of things that can hurt you in banking, but asset quality can kill you, so that’s one area that we have paid particular attention to, and I think our asset quality numbers will back that up.
In terms of loan and deposit growth, you can see in the left-hand side, in the green bars, that our loan growth over the last five years has grown at a compounded annual growth rate of over 13%. Our deposits have grown at a rate in excess of 10%. I would say that the deposit growth rate is probably higher than we would anticipate going forward. That’s historically a fairly strong deposit growth rate. What we’ve been able to do is to supplement our organic deposit growth rate however with acquisitions of very strong retail deposit franchises. And that has allowed us to continue to grow our loans at significantly higher rates, supplementing out deposit growth with acquisitions.
In terms of the yields on the bottom of the page, it shows the yields on our asset bases as well as our deposit base, and to help you do the math here, if you take the difference in those numbers, in other words the spread, you can see what the impact of the flattening yield curve is beginning to have and has had on the Company. Going back to the year 2000, our spread was 4.44%. That continued to grow up to 2002, as the yield curve was steepening to 4.64%, and then it began a decline in 2004, was at 4.21%. In fact, if you took a look at the spread for the first six months of this year, you’ll see that it has decline began to 3.76%. So we are in an environment with a very flat yield curve. I don’t predict interest rates, but what we try to do is positioned company so that we are less vulnerable to swings interest rates, and I think that’s one of the disciplines that TD has been able to bring to bear for TD Banknorth, and its helped us tremendously. We had to significant deleveraging programs, one in the fourth quarter of last year, and one in the first quarter of this year that I think put us in good position to try to mitigate the impact of a flattening yield curve to our margin. Our margin today is in excess of 4%.
Slide 8
Fee income, cash efficiency ratio, you can see those two over the last five years have improved significantly. In fact, if you look at the cash efficiency ratio, which is on the right side of the grass here, the previous five years you would have seen that that was up in the 60% quartile decimal, and we’ve been able to do that, improved that, for two reasons. One is the ability to successfully integrate the many acquisitions we’ve done, which have taken costs out of the acquired company and secondly, been able to grow our revenue base faster than our expense base.
Slide 9
Asset quality, which I mentioned before, is so important to us, and this is the one thing that we will not take shortcuts on. On the left-hand side is the ratio of nonperforming assets to total assets, and over the last five years you can see it’s been pretty consistent, as well as the net charge-off ratio on the right hand side, very low level, 21 basis points for the year ending 2004.
We recognize that over the last seven or eight years we’ve been in a very positive credit cycle and we also realize that that’s not going to last forever. We are not seeing any signs at this point in time that it’s changing in the near term, but we do know that it’s going to go through another cycle at some point in time, so averaged management infrastructure is built around trying to predict as best we can wear the bubbles are going to burst, where the problems are going to be, and to cut back in those areas before the problems really occur.
And to give you an example, some of the areas that recently we have identified as potential problems are for instance the condo market area, particularly in the Greater Boston area, and we’ve cut back significantly on lending for those type of projects. We’ve also looked at, in the past, at health-care industry, and in particular some of the real estate areas. So we try to predict where those problems are going to be and take action ahead of time.
Slide 10 & 11
The results has been I think a fairly consistent growth in our cash operating earnings, 11.4% over the last five years, to in excess of $400 million last year, and our earnings per share growth have seen a similar type of growth. When you look at the cash operating earnings, our GAPP earnings is going to show some volatility because of the several acquisitions that we do, and the impact that one time costs have on that, which are reflected in the GAPP earnings, but not necessarily in the cash operating earnings.
Slide 12
Acquisitions, we thought we’d talk about quickly because it is such an important part of our success and of our strategy going forward. Acquisitions are we believe a core competency of the Company. We believe we use a very disciplined and conservative acquisition model. There’s really three phases to an acquisition. The first phase is the pre-due diligence analysis. We work very closely with investment bankers, and now with TD, to identify and to evaluate potential acquisition candidates. As you know, M&A activity, you have to be opportunistic, to be able to react quickly, and we think we have a pretty good system in place in order to do that.

The second phase really is the actual due diligence itself. The same people who have been doing the due diligence for the last 25 acquisitions are the same people doing it today. We have a team of anywhere from 20 to 50 people, depending on the complexity of the Company we are acquiring, that will go in there in a very short period of time because you only have a few days, be able to decipher where the issues are, where the risks are and do we have plans or can we put plans in place to mitigate those risks. And the third phase, which is perhaps the most important, is the ability to actually plan the integration and execute the integration. You can only make one mistake in this business, and once you make one mistake, you are sort of out of the business for awhile.
Our model has been that we will make the deal accretive to our earnings per share within a year, and historically, we’ve only used cost savings to be able to obtain that. Any revenue enhancements would be a bonus to that, but I think as we move forward we are going to have to look at revenue enhancements as something that really, indeed, is and should be a part of the model. As I mentioned, we’ve done 25 acquisitions over the last 15 years or so. 10 on those have been since the year 2000 and in the higher growth markets of Massachusetts and Connecticut.
And I would mentioned that although Hudson perhaps is the largest integration that we have done, if measured by asset size, it is far from the most complex integration that we have done. From an integration systems conversion prospective, it’s fairly straightforward, we are already well into our planning for it. The intent is to convert Hudson United on to the systems of TD Banknorth in May of next year. The things that jump up and bite you are the things you don’t know about, but as of today there’s nothing there that we haven’t seen before or have been able to perform in the past.
Slide 13
So what makes us different from our competitors before Steve comes up and talks about Hudson United? We believe we have a strong management team, with a proven track record. That is one of the reasons that TD bought us, and hopefully we were able to show them that they made the right decision.
In 2004, Forbes named us the best managed bank in America. In 2005, we were the runner-ups, the top 10. I think Wells Fargo won it this past year. We do what we will say we do. There are no hidden agendas, we believe we are a straightforward — we have a straightforward simple approach to banking. We don’t like to take on a lot of risk. Again, as I said before, that may not give you the highest returns in a given period of time, but over the long haul I think we provide the strongest earnings.
We believe we are well positioned for both organic and acquisition growth, in the higher markets in the Northeast, and with the affiliation with TD, we now have a new weapon, in our ability to access their capital to help us by the type of growth that they are looking for as well as what we are looking for as well as what we are looking for. We are not going to change our model and we are not going to do anything different, but now we have the ability with TD’s strength to look at potential candidates in the past we perhaps would not have been able to do.
And finally, we are going to keep our focus on superior asset quality the cause we know that’s the one thing that can sink the ship.
So on that, I’d like to turn it over to Steve, who’ll talk about the Hudson transaction.

Steve Boyle — EVP & CFO, TD Banknorth
Slide 14
Thanks Peter. We are tremendously excited about this Hudson United transaction, and I’d like to take a few slides just to show you why.
Slide 15
The first thing was we had done a pretty good job of rolling out New England. We felt comfortable that we had coverage in almost all the areas in except for right below Boston and southeastern Massachusetts, and in Fairfield County in Connecticut. There weren’t a lot of acquisitions left for us to do, yet we knew that acquisitions were a core part of our strategy, so we had to breakout of New England. You can see the obvious place to do that is into metro New York. First thing we had to do was partner with TD, so we had access to their capital, and then we had to find the right Company to buy. And we are convinced that Hudson United is the right Company to buy.
The first thing that you can see is it fills out Connecticut beautifully for us, so we are really in all the highly populated wealthy areas in Connecticut that we wanted to be in, right now, Day 1, as a result of Hudson United.
And then you can see that it positions us into suburban New York, so the suburbs right around New York and New York State and New Jersey, and then a nice foothold in the Philadelphia area.
You can also see that we picked up quite a number of branches; 200 branches in this area, but only about 6 billion in deposits, so it’s a very manageable acquisition in terms of the amount of customers that we’re taking on.
Slide 16
So beyond the map, why are we excited? One of the first things that we thought about going into this area, is it’s a highly competitive banking environment. And we wanted to be able to go in and be able to grow our market share and grow our deposits significantly. So by coming in with this Hudson United platform, we enter with relatively low market share, but high amount of fixed costs. We have all those branches positioned so that we can develop a very competitive product offering and grow our deposits and our loans at a faster rate than in our historic franchise.
The other thing that’s interesting here is that it gives us a number of strategic options. So we can now move into New York City or Long Island. We can grow de novo in New Jersey and in the Philadelphia area or we can do fill in acquisitions in the New Jersey Philadelphia area. So we have a tremendous amount of strategic options here.
Slide 17
These markets are tremendous for us. Moving from northern New England, which was a very rural market, as Peter said, into Boston and Massachusetts and Connecticut which are more affluent, we see that herein Fairfield County in New Jersey is some of the most affluent markets in the United States, and markets that have grown faster historically been our markets have in northern New England.
Slide 18
We mentioned Connecticut. Just to give you some of the numbers, we had 42 branches or $1.6 billion in deposits. Fairfield County, which again, really is the suburbs off New York. We had $800 million in deposits, 19 branches. If we were to pursue a de novo strategy that many banks are doing in that area, probably would have taken us 3,4,5 years to get established in these markets. We will be established Day 1, yet we will also be in a position where we can continue to grow beyond the customers that Hudson United has today.
We get a foothold, as I said, in the New York area, and one of the things that is nice for us is that we see this as a franchise where we can really add value. With the multiples that you have to pay today to buy banks in United States, and probably in Canada, it’s not enough anymore just to go in and get costs saves. You really need to be able to pick up the incremental amount of growth that you are getting in the franchise.
Hudson has struggled on the retail side of their business to get the same level of growth that their competitors have, and we’ve devised a plan that we feel very confident is going to work, that by turning around some of the deferred maintenance, investing in the branches, re-branding to TD Banknorth, increasing the amount of advertising, and putting in a much more competitive product set, that we will be able to grow the business substantially faster than Hudson United was able to, and therefore provide value to our shareholders.
Slide 19

One of the nice things that Hudson United and Banknorth, while they are different in a number of ways, are very similar in a number of ways. I think probably the area where we are most similar is in business mix. There are some nice slides in the appendix, we don’t have enough time to go through them, but I think you’ll see that we have very similar commercial line of business, same kind of emphasis on community banking, relationships with the customers, small loan size. They have a very, very solid non-interest-bearing deposits base of all the banks that we looked at potentially buying in the metro New York area. They have one of the highest percentages off non-interest-bearing deposits as a percent of total deposits. So the mix is really the same. It’s really just getting their growth to accelerate a little bit.
Why do we feel comfortable that we can manage the execution risk here? Peter mentioned that we’ve done a lot of acquisitions. We do them very well. We think on a relative basis this isn’t very big. We like the markets. In going into New York there was a lot of questions. You know, oh, big city, it’s very different than what you’ve done in the past. We don’t necessarily buy into that 100%, but clearly, these markets are very suburban, and very similar to the markets that we see say in the metro Boston area, where we’ve operated very well and very profitably.
We are going to bring our own management in at the highest level at Hudson United. Wendy Suehrstedt, who runs the retail line of business for Banknorth now is going to go down and be the President there, so we are very comfortable with the management that’s going to be running it. And we feel like that some of the compliance issues that Hudson United has had historically will be easily overcome, and I think that you saw probably yesterday that their cease and desist order has been lifted, so we’re very happy with that, and obviously that just takes one more roadblock out of the way to getting this acquisition done.
And we were able to use the expertise off TD in a couple of the nice niche businesses that Hudson United had that we weren’t familiar with, they were familiar with them, and so we were able to get comfortable, and now we are going to just continue to run those businesses as they had been run at Hudson United. They have a nice private-label credit card business and they also do some premium finance on the insurance side.
Slide 20
I won’t spend a lot of time, but as a pro forma organization, looks very strong. Over 40 billion in assets, 93% loan to deposit ratio, very strong capital ratios, with also at the ability to generate significant excess capital on an ongoing basis to fund our continuing expansion and our continuing acquisition efforts.
Slide 21
I won’t go through this in a lot of detail, but I think there’s one thing that we didn’t really touch on too much. It’s in the appendices as opposed to the body of the transaction, but as Peter mentioned we make these acquisitions to the accretive in a year. This acquisition is $0.02 diluted in the first nine months, but it will be $0.06 a accretive to earnings per share in the first full year and I think is very consistent with the acquisitions that we’ve done historically, and the acquisitions that we plan to do in the future.
So with that, I’d be happy to take any questions, and I know Peter would as well.

Unidentified Audience Member
You talked about the yield curve in the U.S. that is — I mean especially on the short edge we see a lot of pressure. Do you anticipate some more competition for deposits? I mean you’ve acquired a lot of non-interest-bearing deposits and maybe some more awareness for interest rates. I mean people didn’t care if they get 1 percent or 0 percent, but now they’re becoming more substantial. Do you see more pressure on the money market funds?

Peter Verrill - Senior Executive VP & COO, TD Banknorth
I think that’s a good observation, but I think that’s one of the opportunities we see with Hudson United in particular. In northern New England, where we have a very significant market share of 22% or so, fortunately there’s not a lot of competition, so there it’s really just a defensive position retaining what is a very strong margin. In the Hudson marketplace and to some extent perhaps in Massachusetts and Connecticut, more so in Connecticut, where we have a much smaller market share, with think there some opportunity to be more aggressive in terms of our pricing, where some of the major competitors in those markets will not be able to necessarily be as aggressive on the pricing, so we think we can price up in some of those markets where we can grow market share fairly rapidly, and not impact the greatest percentage of our deposit base. So there is competition, but we believe with only a 2 or 3% market share that we are going to be in a better position to get some of that market share.

Unidentified Audience Member
Thank you. Two questions. One is you made the comment in your initial presentation that we’re not going to do anything different than we’ve done before, just because we are part of TD. We are going to keep on executing out base strategy kind of thing. And at the same time you and both the CFO made reference to, we are now including — we need to include revenue synergies to be able to — for things to be accretive in the first year. So just if you could clarify that statement. And then my second point is a more detailed question on the synergies or the accretion, maybe we can ask after you’ve done your answer.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
OK great. I’ll try to answer the first one. Steve perhaps can take the second one. Historically that’s accurate; we have not had to utilize revenue enhancements as a factor in providing accretion in our model, but has Steve said, I think going forward I think the model has to be adjusted a little bit, particularly as we get into new markets and we do much larger acquisitions. I think revenue enhancements, our ability to add value to a transaction, is going to be something that distinguishes our ability to be successful in acquisitions from someone else. So I think if we just rely on cost savings we’re not going to be able to have the growth in acquisitions that perhaps we’ve been able to do in the past, so we are going to have to be — our ability to be able to produce revenue type of enhancements and adding value is going to be important to ask in making the acquisition successful. So it is a little change in the model. I agree with that.

Steve Boyle - EVP & CFO, TD Banknorth
I just would and I think it’s a change more in the environment and in the prices of deals than it is of TD imposed, oh, TD believes in revenue enhancements and we didn’t. I think it’s — to make acquisitions work at these levels of prices, you’ve got to get revenue enhancements.

Unidentified Audience Member
And then just a detailed question, you’ve got an Appendix in the back, you’ve got a number of charts there, the first chart shows the accretion calculation, and a major part of that is the growth in Hudson earnings from 06 to 07. Can you just explain the large growth in Hudson United earnings? It looks like ...

Unidentified Company Representative
Sure.

Unidentified Company Representative
... about 50% in net income.

Steve Boyle - EVP & CFO, TD Banknorth
Well, the biggest thing is that the first period is a nine-month period and the second one is a year. Other than that, it’s just normal organic growth in terms of the base case by case.

Unidentified Company Representative
Maybe 8%.

Unidentified Audience Member
Are you sure that’s it? Because it’s 06. It’s 07 versus 06, so I’m assuming 06 is a 12-month number.

Steve Boyle - EVP & CFO, TD Banknorth
No, 06 is a 9-month number.

Unidentified Audience Member
OK, thanks.

Unidentified Audience Member
Have you had an opportunity to look at the lending book of Hudson United with regard to some of these — identifying of a bubble areas?

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Yes, ...

Unidentified Audience Member
And what ...

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Go ahead, I’m sorry.

Unidentified Audience Member
... synergy you’ve got.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Yes, that was one area that we spent a lot of time during our due diligence process identifying. We probably had 30 people from our company as well as some people from TD Financial Group in there looking at the loan portfolios. We examined I think it was somewhere around 75, 80% in dollar value of their commercial loan portfolio. We became very comfortable with their underwriting standards. We think their commercial lending practices are sound. We believe where they’ve perhaps fallen a little bit behind is on the retail side, and not on the commercial side. So we are very comfortable with their commercial book. They have very similar underwriting methods as we do. So we feel good about it.

Unidentified Audience Member
Thank you. Could you please comment on housing and mortgage market in your regions? Particularly with respect to more aggressive tactics like interest only mortgages and things like that.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Sure. We do not have a very significant relative to certainly thrift residential mortgage portfolio. In fact, the majority of loans that we’ve originated over the last several years have been sold out into the secondary market. So, the portfolio that we have in our books today, which is under 20% of our loan portfolio is a very seasoned normal type of loan, fixed-rate adjustable, but not interest only type loans. So if there’s a real estate bubble, and there are a lot of people who are beginning to think there might be in certain segments or markets, we don’t think we are going to be significantly impacted by that. The residential lending portfolio of TD Banknorth is a relatively insignificant part of our business.

Unidentified Company Representative
Any further questions? Well, I’d like to thank Banknorth for coming up and presenting. Thank you very much, gentlemen.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Thank you for having us.